

**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 9, 2015

Mr. G. Cotter Cunningham
President and Chief Executive Officer
RetailMeNot, Inc.
301 Congress Avenue, Suite 700
Austin, TX 78701

> **Re:** **RetailMeNot, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2014**
> **Filed February 25, 2015**
> **File No. 001-36005**

Dear Mr. Cunningham:

We have reviewed your filing and have the following comments. Please comply with the following comments in future filings. Confirm in writing that you will do so and explain to us how you intend to comply. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Item 1. Business

Our Growth Strategy, page 6

1.     We note disclosure under the second paragraph to the first full risk factor on page 15. Please explain, in plain English, how you intend to enhance monetization through the use of "cost-per-click pricing, single use codes or comprehensive, multichannel digital offer solution packages."

Item 6. Selected Financial Data, page 48

2.     Refer to "Monthly mobile unique visitors" here and the definition on page 53. Please disclose why this data is determined using only the average monthly mobile unique visitors for the last three months of the period. In addition, disclose why the data for 2012, 2011 and 2010 are not meaningful.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

3.      We note from your fourth quarter 2014 earnings call on February 10, 2015 that you intend to combine desktop and tablet online revenues into one category called desktop online transaction net revenues.  We remind you that the principal objective of MD&A includes providing readers with a view of the company through the eyes of management. Thus, please explain the business reasons driving your alignment of desktop and tablet online revenues into one category.  In addition, please explain why you believe combining desktop and tablet online revenues better aligns with how consumers currently use your solutions.  Refer to Section I.B and III.B.1 of SEC Release 33-8350.

Key Financial and Operating Metrics

Operating Metrics, page 53

4.      Refer to "Visits" and "Monthly Mobile Unique Visitors."  We note that visits currently do not include interactions through your mobile applications.  Please tell us whether part (ii) of your monthly mobile unique visitor definition includes the same data used to determine visits.  If not, please further explain the difference between visits and monthly mobile unique visitors.  If so, please tell us why you report these metrics in this manner.  In addition, please tell us why you include data from both mobile applications and mobile websites in your monthly mobile unique visitors metric.

Results of Operations, page 60

5.      Refer to comment 1 above.  We further note from your fourth quarter earnings call on February 10, 2015 that certain consumer multi-screen uses appear to create some transitional revenue challenges.  Please explain, in plain English, why your mobile interactions "generally monetize at a lower rate than visits to [y]our desktop websites."  Please disclose, and quantify to the extent possible, whether this is a trend that is likely to have an impact on net revenues.  Refer to Item 303(a)(3)(ii) of Regulation S-K and for additional guidance refer to SEC Release 33-8350.

Net Revenues, 2014 compared to 2013, pages 61 and 62

6.      Please disclose the increase in the online transaction net revenues related to your mobile applications and discuss how this trend impacts your current and future results of operations.  In addition, discuss how your new methods of monetization disclosed on page 6 contribute to such trend.  We note in your earnings release on Form 8-K filed February 10, 2015 that 2014 mobile net revenues totaled $53.8 million, reflecting 102% growth, and represented 20% of total net revenues.  Please refer to Item 303(a)(3) of Regulation S-K.

Notes to Consolidated Financial Statements

Revenue Recognition, page F-11

7.      We note that you recognize advertising revenues ratably over the period that you display the advertisements on your websites and mobile applications.  Please tell us why you do not recognize revenue as the advertisements are displayed on your websites and mobile applications.  Refer to your basis in the accounting literature.

Definitive Proxy Statement

Compensation Discussion and Analysis

Executive Compensation Program Components, page 21

8.      You disclose that the compensation committee considered competitive compensation data from your peer group, the median of the base salary range from your peer group and consulted with a compensation consultant and your CEO in determining to increase the base salaries of your named executive officers.  We note on page 22 a general discussion of the factors you considered when adjusting base salaries for 2014, including "to reflect the scope of each named executive officer's role, performance, experience, prior base salary level, position (in the case of a promotion) and market conditions."  Please elaborate upon these factors and others, if necessary, to enhance your disclosure regarding the increased role and responsibilities of your named executive officers in order to provide investors with greater insight into your compensation policies.  Refer to Item 402(b)(1)(v) of Regulation S-K.

9.      We note that your compensation committee considered the compensation practices of your 2014 peer group when setting the compensation levels for your named executive officers and your strategy to set base salaries and certain target total cash opportunities at or above the 50th percentile, respectively.  However, your disclosure does not contain the results of this comparison.  Advise us in your response letter, the results of your 2014 comparison to the benchmarks used.  Refer to Item 402(b)(1)(xiv) of Regulation S-K.

Award Decisions and Analysis, page 24

10.     We note the use of certain corporate performance measures to budget performance targets.  Please confirm that you will disclose the actual amounts achieved under each performance target for the most recently completed year to provide investors with greater insight into your compensation policies.  For multiple performance measures, please consider adding additional disclosure to clarify how the level of achievement of the various targets was reflected in the determination of the actual amount of cash awarded to each of your named executive officers based upon an executive's bonus percentage.

Compensation of Named Executive Officers

2014 Summary Compensation Table, page 30

11.     Please refer to Instruction 3 and 4 to Item 402(c)(2)(ix) of Regulation S-K, which states, among other things, that each perquisite or personal benefit that exceeds the greater of $25,000 or 10% of the total amount of perquisites and personal benefits for a named executive officer must be quantified and disclosed in a footnote.  If applicable, please provide us a revised footnote (2) disclosure for 2014 quantifying the amounts paid.  Please ensure compliance in future filings.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require.  Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Robert Shapiro, Staff Accountant, at (202) 551-3273 or Dean Suehiro, Senior Staff Accountant, at (202) 551-3384 if you have questions regarding comments on the financial statements and related matters.  Please contact Justin Kisner, Attorney-Adviser, at (202) 551-3788, Celeste M. Murphy, Legal Branch Chief, at (202) 551-3257 or me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Celeste M. Murphy for

Larry Spirgel
Assistant Director

cc:     Louis J. Agnese, III
        RetailMeNot, Inc.

        Samer M. Zabaneh
        DLA Piper